August 22, 2016

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Lifetime Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
Form 10-Q for the Period Ended March 31, 2016
Filed May 10, 2016
File No. 000-19254

Dear Mr. O’Brien:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated August 9, 2016 relating to the above referenced Form 10-K for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2016 and Form 10-Q for the period ended March 31, 2016 filed with the Commission on May 10, 2016. For your convenience of reference, the comments of the Commission’s staff are set forth in bold and italic text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 40

Operating activities, page 43

1.	We note that all of the fiscal year 2015 quarterly inventory turnover days significantly increased over the corresponding fiscal year 2014 days; however, no analysis was provided to explain the increases. We further note this trend for inventory turnover days continued into the first quarter of fiscal year 2016 without an analysis. Considering inventory is your largest asset, please provide an analysis of the material factors contributing to the increase in quarterly inventory turnover days that includes an analysis of the realizability of inventory.

Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

The Company’s business and working capital needs are highly seasonal with net sales in the third and fourth quarters accounting for approximately 60% of the total annual sales. Inventory levels generally increase in the June through October time period in anticipation of the holiday shopping season. Consistent with the seasonality of the Company’s net sales and inventory levels, the Company also experiences seasonality in its inventory turnover and turnover days from one quarter to the next.

In addition to the seasonality of the business, the Company also expects inventory turnover to fluctuate from period to period based on product and customer mix. Certain product categories have lower inventory turnover rates as a result of minimum order quantities from the Company’s vendors or customer replenishment needs. Certain other product categories experience higher inventory turns due to lower minimum order quantities or trending sale demands.

The following represents a calculation of fiscal years 2014, 2015 and 2016 quarterly inventory turnover days.

	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Quarterly Average Inventory	124,588	144,813	161,781	154,122
Cost of sales	74,079	74,469	104,321	120,260
Inventory Turnover Days	151	177	143	118
(Including Kitchen Craft acquired inventory)
Quarterly Average Inventory	133,544
Inventory Turnover Days	162

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Quarterly Average Inventory	140,461	148,621	163,928	155,251
Cost of sales	72,749	77,424	106,246	116,865
Inventory Turnover Days	174	175	142	122
Percentage change in Turnover Days (2014 vs. 2015)	15%	-1%	-1%	4%
Percentage change in Turnover Days (2014 including Kitchen Craft Inventory acquired vs. 2015)	7%

	Three Months Ended
	March 31, 2016	June 30, 2016
Quarterly Average Inventory	138,280	145,132
Cost of sales	70,374	75,056
Inventory Turnover Days	179	174
Percentage change in Turnover Days (2015 vs. 2016)	3%	0%

The primary driver of the increase in turnover days in the three month period ended March 31, 2015, as compared to the three month period ended March 31, 2014, is, in large part, the result of the Company’s January 2014 acquisition of Kitchen Craft (as described in Note B- Acquisitions in its Form 10-K for the year ended December 31, 2014). The Company acquired approximately $17.9 million of inventory in connection with the acquisition. Including the inventory acquired, turnover days increased approximately 7%, or 12 days, in the three month period ended March 31, 2015, as compared to the three month period ended March 31, 2014. The increase in turnover days is also attributable to the Company’s U.S. Wholesale segment’s increase in inventory. The U.S. Wholesale segment’s increase in inventory is attributable to an increase in in-transit inventory in the 2015 period due to higher minimum order quantities, as well as the longshoremen’s work slowdown and threat of strike on the west coast, as well as changes in customer forecasts and returns.

The Company values its inventory using the lower of cost or market method. The Company applies the lower of cost or market method directly to each inventory item, as described in ASC 330-10-35-9, as this most fairly represents income in the period. If the Company were to find a material increase in turnover days within a particular product category, without a corresponding business need, the Company would further investigate the inventory within that product category to assess the realizability of its carrying value.

Inventory is a significant asset to the Company and is closely managed to ensure the availability of the Company’s various product lines and brand offerings, while considering lead time for production and minimum order quantities. Given its significance, in future filings the Company will include enhanced disclosure in the Liquidity and Capital Resources section of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company will include inventory turnover analytics and a discussion of the drivers of significant variances in the analytics in future filings.

The Company has not identified any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the Company’s realizability of inventory increasing or decreasing in any material way. Should the Company identify a material decrease in realizability of inventory, the Company will include a discussion of management’s proposed course of action or remedy as described in Item 303(a)(1) of Regulation S-K and Section 501.13 of the Codification of Financial Reporting Policies.

Note A – Significant Accounting Policies, page F-8

Goodwill, intangible assets and long-lived assets, page F-11

2.	We note that when an impairment indicator is present for your long-lived assets, it is your policy to compare “the carrying value of the asset to the estimated discounted future cash flows expected to be generated by the asset.” Please tell us how you determined that this policy complies with the guidance in ASC 360-10-35-17.

The Company applies the guidance of ASC 360-10-35-17 by reviewing its long-lived assets, including intangible assets deemed to have finite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events that result in an impairment review include various qualitative considerations and could include the decision to close a facility or distribution center or a significant decrease in the operating performance of the long-lived asset, among other things. When impairment indicators are present, the recoverability of the asset is measured by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

To appropriately describe the Company’s policy, in accordance with ASC 360-10-35-17, the Company will revise its future filing as follows:

“Long-lived assets, including intangible assets deemed to have finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit or material adverse changes in the business climate that indicate that the carrying amount of an asset may be impaired. When impairment indicators are present, the recoverability of the asset is measured by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.”

Note C – Equity Investments, page F-16

3.	Please provide us with a reconciliation for Vasconia’s US GAAP net income presented in Mexican pesos reported in this note for each period presented as compared to note 21 in the audited financial statements for Vasconia included as Exhibit 99.1 to amendment 1 to the fiscal year 2014 Form 10-K. Please also provide us with Vasconia’s audited financial statements for fiscal year 2015 used to prepare this footnote. In this regard, we did not note a reference in Ernst & Young LLP’s report dated March 14, 2016, taking responsibility for any adjustments to Vasconia’s financial statements audited by KPMG Cardenas Dosal, S.C. for fiscal years 2015 and 2014 and by Castillo Miranda Y Compania, S.C. for fiscal years 2013.

Per the Staff’s request, the Company has provided the following reconciliation which compares Vasconia’s US GAAP net income presented in Mexican pesos reported in Note C of the Company’s fiscal year 2015 Form 10-K for each period presented to the corresponding amounts and periods reported in note 21 in the audited financial statements for Vasconia used to prepare Note C. Per the Staff’s request, the Company has supplementally provided, under separate cover, a copy of Vasconia’s audited financial statements for fiscal year 2015 used to prepare Note C – Equity Investments. As illustrated below, there were no adjustments to Vasconia’s US GAAP net income presented in Mexican pesos reported in Note C for fiscal year 2015 as compared to note 21 in the audited financial statements for Vasconia.

	Year Ended December 31,
	2015		2014		2013
	(in thousands)
	MXN		MXN		MXN
US GAAP net income as reported in Vasconia’s audited financial statements	117,194	(1)	87,411	(2)	39,447	(2)
Adjustments identified by Vasconia management and Castillo Miranda Y Compania, S.C., net of tax	—		(15,679)		15,630

US GAAP net income as reported in Note C- of Form 10-K(3)	117,194		71,732		55,077

(1)	Grupo Vasconia, S. A. B. and subsidiaries consolidated financial statements for the years ended December 31, 2015 and 2014 – Note 21.
(2)	Grupo Vasconia, S. A. B. and subsidiaries consolidated financial statements for the years ended December 31, 2014 and 2013 – Note 21.
(3)	Lifetime Brands, Inc. Form 10-K for the years ended December 31, 2105 and 2014 – Note C

In connection with the audit of Vasconia’s fiscal year 2013 financial statements, Vasconia management and their auditor, Castillo Miranda Y Compania, S.C., identified certain adjustments to the financial statements. These adjustments were identified during Vasconia’s management fiscal year-end financial statement closing process and Castillo Miranda Y Compania, S.C.’s audit conducted in accordance with International Standards on Auditing and the Standards of the Public Company Accounting Oversight Board (United States). These adjustments were not recorded in Vasconia’s fiscal year 2013 audited financial statements, which included an unqualified opinion with respect to the audit report of Castillo Miranda Y Compania, S.C. The adjustments were subsequently recorded by Vasconia’s management in fiscal year 2014 in connection with Vasconia’s fiscal year 2014 audited financial statements, which included an unqualified opinion with respect to the audit report of KPMG Cardenas Dosal, S.C.

In connection with the Company’s preparation of its fiscal year 2013 Form 10-K, the Company was informed of these adjustments by Vasconia management. The Company recorded its share of the adjustments, amounting to approximately $300,000, net of tax, in the correct period in connection with its equity method accounting and related footnote disclosures for its investment in Vasconia in fiscal year 2013. The Company concluded that the residual variance between the adjustments for fiscal years 2013 and 2014 was de-minimus.

With respect to Ernst & Young LLP’s (“EY”) report dated March 14, 2016, EY concluded that the adjustments recorded by the Company, as described above, were not material to the Company’s financial statements and therefore, did not impact their ability to rely on other auditors and make reference to their report. For the same reason, EY concluded no additional reference need be made within their report dated March 14, 2016.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Note I – Business Segments, page 16

4.	Your disclosure regarding the International segment indicates that certain components of the US Wholesale segment are now reported within the International segment. This is further supported by your discussion and analysis of net sales on page 25. Please tell us why there were no changes to the first quarter of fiscal year 2015 net sales, loss from operations and depreciation and amortization when compared to the first quarter of fiscal year 2015 Form 10-Q and the same with asset balances when compared to the fiscal year 2015 Form 10-K. Please also expand your disclosures to provide a more comprehensive discussion of what components were moved from the US Wholesale segment to the International segment, the impact to both segments, and why the CODM decided to make the change to the reporting structure.

In January 2014, the Company acquired Kitchen Craft (as described in Note B- Acquisitions in its Form 10-K for the year ended December 31, 2014). As a result of the acquisition, during the second quarter of 2014 the Company realigned its business segments into the three segments, as currently being reported, and included expanded disclosures in Notes A and I of its Form 10-Q for the period ended June 30, 2014. The reference to a change in business segments in the Company’s Form 10-Q for the period ended March 31, 2016, refers to this change. The Company believes the reference to this change in the Form 10-Q for the period ended March 31, 2016 may be confusing and dated. The Company will delete the phrase “which were previously included in the Wholesale segment” in future filings, and has made such revision in the Company’s Form 10-Q for the period ended June 30, 2016.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact me (516-203-3500) with any questions.

Sincerely,

/s/ Laurence Winoker
Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer